News Release

Number 1, 2003

RESIN SYSTEMS ACQUIRES INTELLECTUAL PROPERTY RELATED TO THE DESIGN, MANUFACTURE AND DISTRIBUTION OF COMPOSITE POLES

Symbol:

RS – TSX Venture

Edmonton, Alberta, January 7, 2003: Resin Systems Inc. ("RSI"), a chemical technology company, today announced that it has completed the arm's length acquisition of the worldwide right, title and interest in and to all intellectual property assets of Canzeal Enterprises Ltd. ("Canzeal") related to the design, manufacture and distribution of composite poles (collectively, the "Assets") in consideration of the following:

(i)

RSI issued Canzeal 3,000,000 units of RSI at an aggregate deemed price of $1,500,001, each unit comprised of one (1) common share of RSI and one-half of one warrant of RSI, each whole warrant entitling the holder thereof to purchase one (1) common share of RSI at an exercise price of $0.75 per share at any time on or before January 6, 2004;

(ii)

RSI shall pay Canzeal a royalty (payable quarterly) until January 6, 2007 equal to the sum of:  (a) 3.5% of the net revenues received by RSI from the sale of composite poles manufactured by RSI using the Assets, and (b) one-half of any royalties received by RSI from a third party licensee (up to a maximum of 3.5% of the net revenues generated by a third party licensee) pursuant to a license granted to use the Assets to manufacture and sell composite poles; and

(iii)

RSI granted Canzeal a right of first refusal to build line equipment for RSI's third party licensees to manufacture composite poles based on the Assets as well as 50% of the profits generated by RSI from the sale of line equipment built by Canzeal to third party licensees, provided that Canzeal shall not charge RSI in excess of 5% more than a bona fide quote RSI has received from a third party to build such equipment.

Management of RSI believes that the acquired technology and proprietary production process, in combination with RSI's patented Version™ resin, will provide RSI with distinct competitive advantages in the power and utility pole markets globally.  RSI has been working with Canzeal over the past year to refine the production process utilizing Version™ resin.

RSI's business plan contemplates the establishment of a company-owned manufacturing facility in Canada and the United States during 2003, and third party licenses to equip and operate facilities in other jurisdictions.  Revenue streams will be based on a combination of direct sales from RSI's plants, equipment sales, fees and royalties from licensed facilities and revenue from the sale of Version™ resins.

All of the common shares and warrants issued by RSI in connection with the acquisition are subject to a four month hold period and are subject to restrictions on resale prior to May 7, 2003.

Resin Systems Inc. is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version™ brand name.  RSI's common shares are listed on the TSX Venture Exchange under the trading symbol "RS".

For more information please contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (403) 221-0915 Fax: (403) 237-8387 Email: howardg@howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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